Filed pursuant to Rule 433
Issuer Free Writing Prospectus
Registration No. 333-147351
November 23, 2007

WSP Holdings Limited

WSP Holdings Limited, or WSP Holdings, has filed a registration statement on Form F-1, including a prospectus, with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents WSP Holdings has filed with the SEC for more complete information about WSP Holdings and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents WSP Holdings has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, WSP Holdings, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: 1 866 430 0686 (calling these numbers are not toll free outside the United States).

You may also access WSP Holdings’ most recent prospectus by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1418225/000095013607007997/0000950136-07-007997-index.htm.

This free writing prospectus reflects the following amendments that were made in Amendment No. 2 to WSP Holdings’ Registration Statement on Form F-1, filed via EDGAR with the SEC on November 23, 2007. All references to page numbers are to the page numbers of Amendment No. 2.

Prospectus summary

Summary consolidated financial and operating data

The following line items on page 9 of Amendment No. 2 were replaced by the following amendments to correct typographical errors.

		For the six months ended June 30,
(in thousands, except for share and per share data)	2006	2007
Interest income (expense), net	26	(4,490)
Other income (expense)	—	—

Dilution

The following table on page 45 of Amendment No. 2 was replaced by the following in its entirety to correct the basis of calculation in the total consideration paid by the existing shareholders and the related percentages.

	Ordinary shares purchased		Total consideration		Average price per ordinary share	Average price per ADS
	Number	Percentage	Amount (in thousands)	Percentage
Existing shareholders	150,000,000	75.0%	$ 35,050	10.9%	$0.23	$0.47
New investors	50,000,000	25.0	287,500	89.1	5.75	11.50
Total	200,000,000	100.0%	$322,550	100.0%	$1.61	$3.23

Selected consolidated financial and operating data

The following line items on page 57 of Amendment No. 2 were replaced by the following amendments to correct typographical errors.

		For the six months ended June 30,
(in thousands, except for share and per share data)	2006	2007
Interest income (expense), net	26	(4,490)
Other income (expense)	—	—

Management’s discussion and analysis of financial condition and results of operations

The following sentence on page 69 of Amendment No. 2 was replaced by the following amendment to correct a typographical error.

Business taxes were approximately $10,000, $41,000, $112,000 and $132,000 in 2004, 2005, 2006 and the six months ended June 30, 2007, respectively.

Notes to unaudited condensed consolidated financial statements

The following disclosure was added to Note 25 — Subsequent events in the Notes to unaudited condensed consolidated financial statements.

In October 2007, WSP China agreed to acquire a 29% equity interest in Wuxi Bright Wanbang Oil & Gas Anticorrosion Co., Ltd. by investing approximately $950. Upon the completion of the investment, it is intended that the company will be renamed as Wuxi Seamless Anticorrosion Technology Co., Ltd. and will engage in development of anti-corrosion technologies and production and sales of anti-corrosion materials.

In addition to the changes as described above, we also corrected a few minor typographical errors.